Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2007

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$5,969	$5,969
Plus
Interest included in expense	11,025	11,025
One-third of rental expense(b)	175	175
Adjusted “earnings”	$17,169	$17,169

Fixed charges
Interest included in expense	$11,025	$11,025
Interest capitalized	41	41
One-third of rental expense(b)	175	175
Total fixed charges	$11,241	$11,241

Ratio of earnings to fixed charges	1.53	1.53

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.12

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		11,241

Total fixed charges and preferred stock dividend requirements		$11,241

Ratio of earnings to combined fixed charges and preferred stock dividends		1.53

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.